Exhibit 99.1

NEWS RELEASE OTCPK: GRAVF Cusip: 38911X105

June 27, 2012

Gravis Oil Announces Proposed Merger Transaction and Director Resignations

Houston, Texas; – Gravis Oil Corporation, (the "Company" or "Gravis"), (OTCPK:GRAVF) announces that it has entered into a non-binding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company ("Petro") that would result in Gravis acquiring Petro for common stock, the name of Gravis changed and the Company redomiciled to Delaware (the "Merger Transaction").  The letter of intent also contemplates that the board of Gravis will consist of 5 members, 4 of which will be nominated by Petro.  It is intended that post- transaction, current common shareholders of Gravis will own approximately 2.5% of the issued and outstanding shares of the Company, holders of Gravis Preferred shares and notes approximately 22.5% and holders of shares and notes of Petro approximately 75%.  The Merger Transaction is subject to Gravis shareholder approval.

Petro River Oil LLC is an emerging oil producer focusing on liquid rich assets in the Southeast Kansas region of the Mississippi Lime.   Petro River oil owns approximately 100,000 net acreage and legacy wells, with plans to begin production in July 2012.

In addition to its holdings, Petro brings an exceptional leadership team to the Mississippi Lime. This includes  Ruben Alba, Daniel Smith and Louis Vierma. Alba joined Petro River in 2011 after 13 years at Halliburton Energy Services and Superior Well Service where he oversaw the management of the technical and laboratory staff. Smith joins Petro River from XTO Energy where he served as Operations Engineer specializing in hydraulic fracturing and artificial lift and Vierma comes from Venezuela's PDVSA – the fourth largest oil company in the world – where he served in numerous leadership roles before being sworn in as the Director General of Hydrocarbons and External Director of PDVSA in 2003 including a role as Venezuela’s Deputy Oil Minister to OPEC.

The Company has also received the resignations of George Orr and Elden Schorn as directors, and wish to thank them for their service to the Company.

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on heavy oil with current operational emphasis on the Deerfield area of Western Missouri, U.S.A.

Jeffrey Freedman, Interim CEO and CFO	1980 Post Oak Blvd.
Gravis Oil Corporation	Suite 2020
Houston, Texas 77056

CONTACT:
Call: 877-235-9230
Or email Info@gravisoil.com

Ruben Alba, Co- CEO	4925 Greenville Ave.
Petro River Oil	Suite 900
Dallas, TX 75206
Daniel Smith, Co- CEO
Petro River Oil

CONTACT:
Ruben.Alba@PetroRiverUSA.com
Daniel.Smith@PetroRiverUSA.com

Or Visit www.PetroRiverOil.com for more information

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.